UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER   001-33831

     CUSIP NUMBER

(Check one):     ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EAGLE BULK SHIPPING INC.
Full Name of Registrant

Former Name if Applicable

477 Madison Avenue
Address of Principal Executive Office (Street and Number)

New York, New York, 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EAGLE BULK SHIPPING INC. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 in a timely manner. As discussed in the Current Report on Form 8-K filed by the Company on October 16, 2014, the Company commenced a voluntary prepackaged case (the “Prepackaged Case”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on August 6, 2014 and emerged from Chapter 11 on October 15, 2014. Due to the demands associated with the Prepackaged Case, the Company’s emergence from Chapter 11, and related activities including the application of fresh start accounting, the Company has been unable to complete the preparation, review, and filing of its Annual Report on Form 10-K within the prescribed time period without unreasonable effort and expense. The Company has identified an adjustment in the application of fresh start accounting and is currently evaluating the internal control implication of this adjustment. The Company has not completed its testing and assessment of the effectiveness of its internal control over financial reporting due in part to identified control deficiency related to that adjustment.  Upon completion of the evaluation and of its assessment of the effectiveness of internal control over financial reporting the Company may determine that there is a material weakness in its internal control over fresh start accounting. The Company anticipates filing the Annual Report on or before the 15th calendar day following the prescribed due date of the Company’s Annual Report on Form 10-K.

Cautionary Note Regarding Forward Looking Statements

This Form 12b-25 contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. Forward-looking statements are subject to various known and unknown risks and uncertainties and we caution you that any forward-looking information provided by us or on our behalf is not a guarantee of future performance. There are a number of factors, risks and uncertainties that could cause actual results to differ from the expectations reflected in these forward-looking statements, some of which are beyond our control, including, but not limited to, those uncertainties and risk factors detailed from time to time in reports filed by us with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2013 and our subsequent reports on Form 10-Q and Form 8-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adir Katzav	(212)	785–2500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report Revenue, net of commissions of approximately $31.1 million for the Successor period from October 16, 2014 to December 31, 2014 and Revenue, net of commissions of $123.2 million for the predecessor period from January 1, 2014 to October 15, 2014, compared to Revenue, net of commissions of $202.4 million reported in 2013. The Company also expects to report operating loss of approximately $8.3 million for the Successor period from October 16, 2014 to December 31, 2014 and an operating loss of $43.3 million for the predecessor period from January 1, 2014 to October 15, 2014, compared to operating income of $31.1 million reported in 2013. The decrease in operating income was primarily due to the lower charter rates earned by the fleet in 2014 and due to a non-recurring gain in 2013 of $32.5 related to the KLC charter termination.

EAGLE BULK SHIPPING INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2015	By:	/s/ Adir Katzav
	Name:	Adir Katzav
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001